metabolic

RECEIVED

2009 MAR 25 A 7:02

27 February, 2009

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

09045622

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/ Lodgement	**To:**	**Title**	**No of Pages**
25 February 2009	ASIC	Form 484 – Change to Company Details	3
25 February 2009	ASIC	Form 7051 – Half Yearly Reports	21
26 February 2009	ASX	Appendix 4D Half Yearly Report and Accounts	20

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Unit 2, 320 Lorimer Street, Port Melbourne, Victoria, 3207, Australia | Telephone +61(3) 8681 4053 | Facsimile +61(3) 8681 4099 | Website www.metabolic.com.au

File No. 82-34880

Australian Securities & Investments Commission

RECEIVED
2009 MAR 25 A 7:02

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: METABOLIC PHARMACEUTICALS LIMITED

ACN/ABN: ABM 96 083 866 862

Corporate key: 75049838

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: METABOLIC PHARMACEUTICALS LIMITED

ASIC registered agent number (if applicable):

Telephone number: 8681 4053

Postal address:
UNIT 2, 320 LORIMER STREET
PORT MELBOURNE, VIC. 3207

Total number of pages including this cover sheet:

Please provide an estimate of the time taken to complete this form. hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: IAIN KIRKWOOD

Capacity
☒ Director
☐ Company secretary

Signature: [signature]

Date signed: 2 5 / 0 2 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director — Person alternate for

Date officeholder ceased

Date of change
2 0 / 0 2 / 0 9
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name	Given names
STEWART	ROBERT

Date of birth
1 4 / 0 1 / 4 9
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
SYDNEY	NEW SOUTH WALES

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director — Person alternate for

Date officeholder ceased

Date of change
2 0 / 0 2 / 0 9
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name	Given names
SHAVE	BELINDA

Date of birth
2 6 / 0 2 / 5 7
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
MELBOURNE	VICTORIA

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [ ] Director
- [x] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment
2 0 / 0 2 / 0 9
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
KIRKWOOD	IAIN

Date of birth
1 4 / 0 5 / 5 2
[D D] [M M] [Y Y]

Place of birth (town/city)	(state/country)
HESSLE	UNITED KINGDOM

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
50 EDWARD STREET

Suburb/City	State/Territory
SANDRINGHAM	VIC

Postcode	Country (if not Australia)
3191	

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
__ __ / __ __ / __ __
[D D] [M M] [Y Y]

- [ ] Alternate director terms of appointment attached

ASIC registered agent number — File No. 82-34880 — 7051 15 July 2001 1/1

lodging party or agent name: Metabolic Pharmaceuticals Limited
office, level, building name or PO Box no.: Unit 2
street number & name: 320 Lorimer Street
suburb/city: Port Melbourne state/territory: VIC postcode: 3207
telephone: (03) 8681 4053
facsimile: (03) 8681 4099
DX number: suburb/city:

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), **286**(1), **320**

Disclosing entity

Please complete A, B or C.

A a company

name: Metabolic Pharmaceuticals Limited
A.C.N.: 083 866 862

B a body (other than a company)

name:
A.R.B.N. (*if applicable*):

C a registered scheme

name:
A.R.S.N.:

Financial period

from 1 / 7 / 2008 to 31 / 12 / 2008

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:
if a company or a body: a director or secretary or the equivalent
if a registered scheme: a director or secretary of the responsible entity acting in that capacity

name of responsible entity: Metabolic Pharmaceuticals Limited
A.C.N: 083 866 862
name of person signing (print): Iain Kirkwood capacity: Director

sign here [signature] date 25 / 02 / 2009

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

HALF YEARLY REPORTS

Send to the
Australian Securities and
Investments Commission
PO Box 4000
Gippsland Mail Centre Vic 3841

Annexures to forms

To make any annexure conform to the regulations, you must

1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2 number the pages consecutively
3 print or type in dark blue or black ink, so that the document is clearly legible when copied.
4 identify the annexure with a mark such as A, B, C, etc
5 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)signed by (insert "me" or "us") and dated
6 sign and date the annexure.
The annexure must be signed by the same person(s) who signed the form.
7 There must be written on the form: the identifying mark and the number of pages.

this is the annexure of 14 pages referred to in Form 7051 Half Yearly Reports.

metabolic

APPENDIX 4D

INTERIM FINANCIAL REPORT

For the half year ended 31 December 2008

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2008**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2007

INDEX

1. Results for announcement to the market
2. Financial Report:
    - Directors' Report
    - Auditor's Independence Declaration
    - Financial Statements
    - Directors' Declaration
    - Auditor's Independent Review Report

THE INFORMATION CONTAINED IN THIS HALF-YEAR REPORT SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S 2008 ANNUAL REPORT.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2008 are as follow:

Revenues and Results from Ordinary Activities:		Change compared to 2007 %		2008 $
Revenue and income from ordinary activities	decreased	2.4%	to	652,350
Loss from ordinary activities after tax attributable to members	Loss has decreased	64.9%	to	(878,892)
Net Loss for the period attributable to members	Loss has decreased	64.9%	to	(878,892)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:
The net loss of the consolidated entity attributable to members for the half-year ended 31 December 2008, after provision for income tax of nil, was $878,892 ($2007: $2,506,686).

The net loss of the consolidated entity for the half year ended 31 December 2008 after provision for income tax of nil was $898,349 (2007: $2,506,686). The loss for the period includes fully expensing all research, development and patent costs, an impairment to Metabolic's shareholding in Neuren Pharmaceuticals Limited of $125,000 and impairment to plant and equipment of $181,113. Revenue and income for the period totalled $652,350, including interest revenue of $591,304, grant income of $23,469, profit on sale of fixed assets of $36,414 and other income of $1,163. Metabolic has no borrowings.

On 17 December 2008, Metabolic acquired 60% of PolyNovo Biomaterials Limited (PolyNovo). From the date of acquisition, PolyNovo has contributed $29,186 to the net loss attributable to the members of Metabolic.

	31.12.08	31.12.07
Net Tangible Assets	$14,694,359	$18,017,700
Number of share on issue	301,466,445	300,977,814
Net tangible assets per security	**5 cents**	**6 cents**

Status of review of accounts:
The financial report for the half-year ended 31 December 2008 has been auditor reviewed. The review report is included with the financial report.

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year ended 31 December 2008

Table of Contents

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2008 and any public announcements made by Metabolic Pharmaceuticals Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") present their report in respect of the financial half-year ended 31 December 2008.

DIRECTORS

The Company's Directors in office during or since the half-year are as detailed below. Directors were in office for the entire reporting period unless otherwise stated.

Mr Rob Stewart, *Non-Executive Chairman*, LLB (Hons), B.Com, MBA (Harvard) (resigned 20 February 2009)
Mr Don Clarke, *Non-Executive Director*, LLB (Hons)
Mr Iain Kirkwood, *Non-Executive Director,* MA Hons (Oxon), FCPA, FFTP, MAICD
Mr Franklyn Brazil, *Non-Executive Director*
Mr Paul Lappin, *Non-Executive Director,* CA

FINANCIAL RESULT

The net loss of the consolidated entity attributable to members for the half-year ended 31 December 2008, after provision for income tax of nil, was $878,892 (*2007: $2,506,686*).

The net loss of the consolidated entity for the half-year ended 31 December 2008, after the provision for income tax of nil, was $898,349 (*2007: $2,506,686*). This result includes expensing all research, development and patent costs, an impairment to Metabolic's shareholding in Neuren Pharmaceuticals Limited of $125,000 and impairment to plant and equipment of $181,113. Revenue and income for the period totalled $652,350, including interest revenue of $591,304, grant income of $23,469, profit on sale of fixed assets of $36,414 and other income of $1,163. Metabolic has no borrowings.

PRINCIPAL ACTIVITIES

During the six months ended 31 December 2008, Metabolic reviewed its existing activities and considered alternative investment strategies as part of a redirection of the company's activities. On 17 December 2008, as part of this ongoing review process, Metabolic acquired 60% of PolyNovo Biomaterials Ltd ("PolyNovo"), as detailed below.

Metabolic's 2008 Annual Report contains background information relating to its operations and should be read in conjunction with this report.

REVIEW AND RESULTS OF OPERATIONS

During the period under review, Metabolic was focused on M&A activities. On 17 December 2008 Metabolic made an investment of $3.5 million in exchange for 60% ownership of PolyNovo, with $475,000 of this attributable to the value of the five options to acquire further Series A shares in PolyNovo, as detailed below. As a result of the transaction, Metabolic owns 20,750,000 PolyNovo Series A shares. These Series A shares have similar rights to ordinary shares except for priority in the event of the winding up of PolyNovo.

Metabolic has been granted five options which will enable Metabolic to invest up to $5 million to acquire further PolyNovo Series A shares at the same price per share as the initial investment. Each option entitles Metabolic to subscribe for 5,928,571 Series A shares on payment of an exercise price of $1 million at any time on or before the expiry date of 30 June 2013.

PolyNovo is pursuing a number of potential product opportunities it has available to it under licensing arrangements with three of the world's largest medical device companies, namely Medtronic Inc, Biomet and Smith & Nephew plc. PolyNovo is focused on developing a novel patented family of biodegradable polymers, NovoSorb^{TM}, for use in medical devices. NovoSorb^{TM} can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

Other research

- *Oral Peptide Delivery Platform* – this project was placed on hold in May 2008 to conserve funds. No further resources have been allocated to this project.
- *Neural Regeneration Peptides (NRPs) Project* – Metabolic has been working in collaboration with Neuren Pharmaceuticals Limited (Neuren) to develop neural regeneration peptides, a group of small peptide drugs that appear to protect nerves from damage and help them recover. Animal studies are in progress to further test the potential of NRPs for motor neuron disease.
- *Osteoporosis Programme* - a data package is being prepared for this programme and Metabolic will seek to out-licence the drug to a partner with the capability to manage the long and expensive trials required for osteoporosis drugs.

STRATEGY

The Board is committed to continue exploring opportunities in the current market which present the potential to create significant value for shareholders.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical and medical device products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of a drug or medical device prior to commercialisation and a significant proportion of drugs and medical devices fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs and medical devices that can be proven to be safe and effective for use as human therapeutics, and in the endeavour of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Report. As a result you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration as required by section 307C of the Corporations Act 2001 is set out on the following page.

Signed in accordance with a resolution of the Directors

Mr Iain Kirkwood - Director
Melbourne, 25 February 2009

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst + Young

Ernst & Young

Joanne Lonergan
Partner
Melbourne
20 February 2009

Consolidated Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008	Notes	31 December 2008 $	31 December 2007 $
Revenue		592,467	639,653
Government grants		23,469	28,690
Profit on sale of plant and equipment		36,414	-
Operating leases		(48,083)	(86,320)
Employee related expenses	4	(611,503)	(1,447,564)
Research & development		(68,928)	(1,087,979)
Depreciation and amortisation expense		(29,377)	(136,115)
Corporate finance and administration expenses		(279,530)	(417,051)
Impairment expense – available-for-sale asset		(125,000)	-
Impairment expense – property, plant & equipment		(181,113)	-
Other expenses		(207,165)	-
Net Loss before income tax		(898,349)	(2,506,686)
Income tax expense		-	-
Net loss for the period		(898,349)	(2,506,686)
Loss attributable to minority interest		19,457	-
Loss attributable to members of the parent entity		**(878,892)**	**(2,506,686)**
Loss per share			
Basic loss per share (cents per share)	5	(0.29) cents	(0.83) cents
Diluted loss per share (cents per share)	5	(0.29) cents	(0.83) cents

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

AS AT 31 DECEMBER 2008	Note	31 December 2008 $	30 June 2008 $
ASSETS			
Current Assets			
Cash and cash equivalents	6	14,166,795	16,472,982
Receivables		348,488	167,406
Other		210,890	91,609
Total Current Assets		14,726,173	16,731,997
Non-Current Assets			
Available-for-sale financial assets		12,500	137,500
Property, plant and equipment	7	1,855,568	293,259
Intangible assets		2,519,788	-
Total Non-Current Assets		4,387,856	430,759
TOTAL ASSETS		19,114,029	17,162,756
LIABILITIES			
Current Liabilities			
Trade and other payables		781,900	91,933
Provisions		362,046	589,894
Total Current Liabilities		1,143,946	681,827
Non-Current Liabilities			
Provisions		-	19,863
Deferred tax liability		755,936	-
Total Non-Current Liabilities		755,936	19,863
TOTAL LIABILITIES		1,899,882	701,690
NET ASSETS		17,214,147	16,461,066
EQUITY			
Contributed Equity	8	89,081,446	89,081,446
Reserves	9	1,507,325	1,567,164
Retained Earnings/(Accumulated losses)		(75,066,436)	(74,187,544)
Parent interests		15,522,335	16,461,066
Minority interests		1,691,812	-
TOTAL EQUITY		17,214,147	16,461,066

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

	Contributed Equity	Retained Earnings/ (Accumulated Losses)	Gains/ (Losses) on Available-For-Sale Financial Assets	Other Reserves	Minority Interest	Total
	$	$	$	$	$	$
As at 30 June 2007	89,081,446	(69,746,377)	(12,500)	1,465,463	-	**20,788,032**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(262,500)	-	-	**(262,500)**
- Cost of share-based payments	-	-	-	(1,146)	-	**(1,146)**
- Loss for the period	-	(2,506,686)	-	-	-	**(2,506,686)**
As at 31 December 2007	89,081,446	(72,253,063)	(275,000)	1,464,317	-	**18,017,700**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(87,500)	-	-	**(87,500)**
- Cost of share-based payments	-	-	-	102,847	-	**102,847**
- Impairment of available-for-sale financial asset (previously recognised in equity as an unrealised gain or loss) transferred from equity to income statement	-	-	362,500	-	-	**362,500**
- Loss for the period	-	(1,934,481)	-	-	-	**(1,934,481)**
As at 30 June 2008	89,081,446	(74,187,544)	-	1,567,164	-	**16,461,066**
- Minority interest in PolyNovo Biomaterials Ltd at acquisition	-	-	-	-	1,711,269	**1,711,269**
- Cost of share-based payments	-	-	-	(59,839)	-	**(59,839)**
- Loss for the period	-	(878,892)	-	-	(19,457)	**(898,349)**
As at 31 December 2008	89,081,446	(75,066,436)	-	1,507,325	1,691,812	**17,214,147**

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008	Note	31 December 2008 $	31 December 2007 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(1,661,641)	(3,746,662)
Receipt of government grants		23,469	28,690
Sundry income		14,786	-
Net cash outflows used in operating activities		(1,623,386)	(3,717,972)
Cash Flows from Investing Activities			
Interest received		640,793	582,636
Proceeds from sale of plant and equipment		70,788	-
Payments for plant and equipment		(228,129)	(4,506)
Acquisition of subsidiary, net of cash acquired	10	(1,166,253)	-
Net cash inflows/(outflows) used in investing activities		(682,801)	578,130
Cash Flows from Financing Activities			
Net cashflows from financing activities		-	-
Net increase/(decrease) in cash and cash equivalents		(2,306,187)	(3,139,842)
Cash and cash equivalents at beginning of period		16,472,982	20,579,943
Cash and cash equivalents at the end of period	6	14,166,795	17,440,101

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited and its controlled entity for the half-year ended 31 December 2008 was authorised for issue in accordance with a resolution of the Directors on 25 February 2009.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full annual financial report.

This half-year financial report should be read in conjunction with the annual financial report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2008, which was prepared in accordance with the requirements of the Corporations Act 2001, the ASX Listing Rules, applicable Australian Accounting Standards (including International Financial Reporting Standards) and other mandatory professional reporting requirements.

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2008 in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

(a) Basis of accounting

This half-year financial report for the period ended 31 December 2008 is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The half-year financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The accounting policies adopted in this half-year financial report are consistent with those used in the annual financial report for the year ended 30 June 2008, except as follows:

(i) Business Combination

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

The options granted as part of the transaction to acquire 60% of PolyNovo have been recognised at fair value based on a binomial valuation model and recognised as a financial asset in the parent entity. Subsequent to initial recognition, due to the absence of a reliable fair value, the options will be carried at cost and tested for impairment. On consolidation, the call options are reflected as a decrease to minority interest as the exercise price of the option is a fixed amount. The minority interest is treated as "equity" and the call option is accounted for in a similar way to that for a call option over an entity's own equity shares.

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(b) Significant accounting policies (continued)

(ii) Intangible Assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired (see note (iii) for methodology). The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(iii) Impairment of Intangible Assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Metabolic Pharmaceuticals Limited conducts an annual internal review of asset values, which is used as a source of information to assess for any indicators of impairment. External factors, such as changes in expected future processes, technology and economic conditions, are also monitored to assess for indicators of impairment. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated.

(iv) Change in Presentation of Income Statement

Following the investment in PolyNovo Biomaterials Limited and the change in direction of the business activities of the Company, the classification of expenses in the Income Statement has been changed to provide the reader of this financial report with more relevant and reliable information in order to understand the performance of the consolidated entity.

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

4 EXPENSES

	31 December 2008 $	31 December 2007 $
Employee benefits expense		
Wages and salaries	(617,654)	(1,458,078)
Superannuation	(40,103)	(62,988)
Share-based payments expense	59,839	1,146
Directors fees	(135,000)	(70,750)
Long service leave provision	52,936	74,396
Annual leave provision	68,479	68,710
	(611,503)	**(1,447,564)**

Notes to the Consolidated Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

5 LOSS PER SHARE

	31 December 2008	31 December 2007
Basic loss per share (cents)	(0.29) cents	(0.83) cents
Diluted loss per share (cents)	(0.29) cents	(0.83) cents
(a) Net loss used in the calculation of basic and diluted loss per share	($878,892)	($2,506,686)
(b) Weighted average number of ordinary shares on issue used in the calculation of basic loss per share	301,424,783	300,792,583

As the Company has incurred a loss for the half-years ending 31 December 2008 and 31 December 2007, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted loss per share calculation.

6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	31 December 2008 $	30 June 2008 $
Cash at bank and in hand	2,236,795	272,982
Short term deposits	11,930,000	16,200,000
	14,166,795	16,472,982

The Company has no borrowings.

7 PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals

During the half-year ended 31 December 2008, the consolidated entity acquired assets with a cost of $16,846 (2007: $5,459). Assets with a carrying value of $215,782 were disposed of or impaired by the consolidated entity during the half-year ended 31 December 2008 (2007: $953).

Impairment

A review of the carrying value of the remaining plant and equipment determined no impairment at the review date.

8 CONTRIBUTED EQUITY

	31 December 2008		30 June 2008	
	No. of Shares	$	No. of Shares	$
Fully paid ordinary shares	301,466,445	89,081,446	301,404,121	89,081,446

During the period under review 62,324 fully paid ordinary shares were issued as a result of the exercise of 62,324 employee performance rights for nil consideration.

9 RESERVES

	31 December 2008		30 June 2008	
	No. of Options/ Rights	$	No. of Options/ Rights	$
Options/Rights over fully paid ordinary shares	328,297	1,507,325	2,234,654	1,567,164

During the period under review:

- 1,600,000 employee options were forfeited (ASX Code: MBPAQ).
- 179,900 employee options expired unexercised (ASX Code MBPAQ).
- 62,324 employee performance rights were exercised (ASX Code: MBPAA and MBPAB)
- 64,133 employee performance rights were forfeited (ASX Code: MBPAA and MBPAB)

10 BUSINESS COMBINATION

Acquisition of PolyNovo Biomaterials Limited

On 17 December 2008, Metabolic Pharmaceuticals Limited acquired 60% of Series A shares of PolyNovo Biomaterials Limited, an unlisted public company based in Australia specialising in the development and commercialisation of novel biodegradable polymers.

The total cost of the combination was $3,754,402 and comprised a cash consideration of $3,500,000, with $475,000 attributable to the value of the five options to acquire further Series A shares in PolyNovo, and transaction costs of $254,402.

In addition, Metabolic has also been granted five options which will enable Metabolic to invest up to $5 million to acquire further PolyNovo Series A shares at the same price per share as the initial investment. Each option entitles Metabolic to subscribe for 5,928,571 Series A shares on payment of an exercise price of $1 million at any time on or before the expiry date of 30 June 2013.

As part of the transaction, the Chief Executive Officer of PolyNovo, Dr Ian Griffiths, entered into a new employment agreement with PolyNovo. This agreement included a commitment to issue 4,200,000 options in Metabolic with an exercise price of $0.06 and an expiry date of 17 December 2013, with vesting conditions subject to performance hurdles based upon the 2010, 2011 and 2012 financial years to be set by the Company.

Notes to the Consolidated Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

10 BUSINESS COMBINATION (continued)

The fair value of the identifiable assets and liabilities of PolyNovo Biomaterials Limited as at the date of acquisition are:

	Carrying Value	Provisional Accounting Recognised on Acquisition
	$000	$000
Cash and cash equivalents	2,588,149	2,588,149
Trade and other receivables	184,681	184,681
Other current assets	255,927	255,927
Property, plant and equipment	1,790,622	1,790,622
Intangible Assets	5,100,000	2,519,788
Trade and other payables	(979,465)	(979,465)
Provisions – employee entitlements	(138,096)	(138,096)
Deferred tax liability	(1,530,000)	(755,936)
Total of identifiable net assets	7,271,818	5,465,670
Acquisition of 60%		3,279,402
Cost of the combination:		
- Total cash payment		3,500,000
- Value attributable to Options to subscribe for further Series A shares in PolyNovo		(475,000)
- Costs associated with the acquisition		254,402
Total cost of the combination		3,279,402
The cash outflow on acquisition to date is as follows:		
- Net cash acquired with the subsidiary		2,588,149
- Total cash payment		(3,500,000)
- Costs associated with the acquisition		(254,402)
Net cash outflow		(1,166,253)

From the date of acquisition, PolyNovo Biomaterials Limited has contributed $(48,643) to the net loss of the consolidated entity, of which $29,186 is attributable to the members of Metabolic.

If the combination had taken place at the beginning of the half-year, the loss for the consolidated entity would have been $(2,193,749) and revenue and income would have been $715,985.

11 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Directors were not aware of any contingent liabilities or contingent assets at 31 December 2008. There has been no change since that date.

12 CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

13 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION

FOR THE PERIOD ENDED 31 DECEMBER 2008

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the consolidated entity:

    (i) give a true and fair view of the financial position as at 31 December 2008 and the performance for the half-year ended on that date;

    (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Iain Kirkwood
Director

Melbourne
25 February, 2009

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

To the members of Metabolic Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Metabolic Pharmaceuticals Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* . As the auditor of Metabolic Pharmaceuticals Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed.

Ernst & Young

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Metabolic Pharmaceuticals Limited is not in accordance with the *Corporations Act 2001*, including:

i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the six months ended on that date; and

ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst + Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
Melbourne
25 February 2009

File No. 82-34880

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0386814099
From	ASX Limited – Company Announcements Office
Date	26-Feb-2009
Time	11:07:21
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report and Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

APPENDIX 4D

INTERIM FINANCIAL REPORT

For the half year ended 31 December 2008

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2008**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2007

INDEX

THE INFORMATION CONTAINED IN THIS HALF-YEAR REPORT SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S 2008 ANNUAL REPORT.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2008 are as follow:

Revenues and Results from Ordinary Activities:		Change compared to 2007 %		2008 $
Revenue and income from ordinary activities	decreased	2.4%	to	652,350
Loss from ordinary activities after tax attributable to members	Loss has decreased	64.9%	to	(878,892)
Net Loss for the period attributable to members	Loss has decreased	64.9%	to	(878,892)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:
The net loss of the consolidated entity attributable to members for the half-year ended 31 December 2008, after provision for income tax of nil, was $878,892 ($2007: $2,506,686).

The net loss of the consolidated entity for the half year ended 31 December 2008 after provision for income tax of nil was $898,349 (2007: $2,506,686). The loss for the period includes fully expensing all research, development and patent costs, an impairment to Metabolic's shareholding in Neuren Pharmaceuticals Limited of $125,000 and impairment to plant and equipment of $181,113. Revenue and income for the period totalled $652,350, including interest revenue of $591,304, grant income of $23,469, profit on sale of fixed assets of $36,414 and other income of $1,163. Metabolic has no borrowings.

On 17 December 2008, Metabolic acquired 60% of PolyNovo Biomaterials Limited (PolyNovo). From the date of acquisition, PolyNovo has contributed $29,186 to the net loss attributable to the members of Metabolic.

	31.12.08	31.12.07
Net Tangible Assets	$14,694,359	$18,017,700
Number of share on issue	301,466,445	300,977,814
Net tangible assets per security	**5 cents**	**6 cents**

Status of review of accounts:
The financial report for the half-year ended 31 December 2008 has been auditor reviewed. The review report is included with the financial report.

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year ended 31 December 2008

Table of Contents

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2008 and any public announcements made by Metabolic Pharmaceuticals Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") present their report in respect of the financial half-year ended 31 December 2008.

DIRECTORS

The Company's Directors in office during or since the half-year are as detailed below. Directors were in office for the entire reporting period unless otherwise stated.

Mr Rob Stewart, *Non-Executive Chairman*, LLB (Hons), B.Com, MBA (Harvard) (resigned 20 February 2009)
Mr Don Clarke, *Non-Executive Director*, LLB (Hons)
Mr Iain Kirkwood, *Non-Executive Director,* MA Hons (Oxon), FCPA, FFTP, MAICD
Mr Franklyn Brazil, *Non-Executive Director*
Mr Paul Lappin, *Non-Executive Director,* CA

FINANCIAL RESULT

The net loss of the consolidated entity attributable to members for the half-year ended 31 December 2008, after provision for income tax of nil, was $878,892 (*2007: $2,506,686*).

The net loss of the consolidated entity for the half-year ended 31 December 2008, after the provision for income tax of nil, was $898,349 (*2007: $2,506,686*). This result includes expensing all research, development and patent costs, an impairment to Metabolic's shareholding in Neuren Pharmaceuticals Limited of $125,000 and impairment to plant and equipment of $181,113. Revenue and income for the period totalled $652,350, including interest revenue of $591,304, grant income of $23,469, profit on sale of fixed assets of $36,414 and other income of $1,163. Metabolic has no borrowings.

PRINCIPAL ACTIVITIES

During the six months ended 31 December 2008, Metabolic reviewed its existing activities and considered alternative investment strategies as part of a redirection of the company's activities. On 17 December 2008, as part of this ongoing review process, Metabolic acquired 60% of PolyNovo Biomaterials Ltd ("PolyNovo"), as detailed below.

Metabolic's 2008 Annual Report contains background information relating to its operations and should be read in conjunction with this report.

REVIEW AND RESULTS OF OPERATIONS

During the period under review, Metabolic was focused on M&A activities. On 17 December 2008 Metabolic made an investment of $3.5 million in exchange for 60% ownership of PolyNovo, with $475,000 of this attributable to the value of the five options to acquire further Series A shares in PolyNovo, as detailed below. As a result of the transaction, Metabolic owns 20,750,000 PolyNovo Series A shares. These Series A shares have similar rights to ordinary shares except for priority in the event of the winding up of PolyNovo.

Metabolic has been granted five options which will enable Metabolic to invest up to $5 million to acquire further PolyNovo Series A shares at the same price per share as the initial investment. Each option entitles Metabolic to subscribe for 5,928,571 Series A shares on payment of an exercise price of $1 million at any time on or before the expiry date of 30 June 2013.

PolyNovo is pursuing a number of potential product opportunities it has available to it under licensing arrangements with three of the world's largest medical device companies, namely Medtronic Inc, Biomet and Smith & Nephew plc. PolyNovo is focused on developing a novel patented family of biodegradable polymers, NovoSorb™, for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

Other research

- *Oral Peptide Delivery Platform* – this project was placed on hold in May 2008 to conserve funds. No further resources have been allocated to this project.
- *Neural Regeneration Peptides (NRPs) Project* – Metabolic has been working in collaboration with Neuren Pharmaceuticals Limited (Neuren) to develop neural regeneration peptides, a group of small peptide drugs that appear to protect nerves from damage and help them recover. Animal studies are in progress to further test the potential of NRPs for motor neuron disease.
- *Osteoporosis Programme* - a data package is being prepared for this programme and Metabolic will seek to out-licence the drug to a partner with the capability to manage the long and expensive trials required for osteoporosis drugs.

STRATEGY

The Board is committed to continue exploring opportunities in the current market which present the potential to create significant value for shareholders.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical and medical device products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of a drug or medical device prior to commercialisation and a significant proportion of drugs and medical devices fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs and medical devices that can be proven to be safe and effective for use as human therapeutics, and in the endeavour of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Report. As a result you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration as required by section 307C of the Corporations Act 2001 is set out on the following page.

Signed in accordance with a resolution of the Directors

Mr Iain Kirkwood - Director
Melbourne, 25 February 2009

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst + Young

Ernst & Young

Joanne Lonergan
Partner
Melbourne
20 February 2009

Consolidated Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008	Notes	31 December 2008 $	31 December 2007 $
Revenue		592,467	639,653
Government grants		23,469	28,690
Profit on sale of plant and equipment		36,414	-
Operating leases		(48,083)	(86,320)
Employee related expenses	4	(611,503)	(1,447,564)
Research & development		(68,928)	(1,087,979)
Depreciation and amortisation expense		(29,377)	(136,115)
Corporate finance and administration expenses		(279,530)	(417,051)
Impairment expense – available-for-sale asset		(125,000)	-
Impairment expense – property, plant & equipment		(181,113)	-
Other expenses		(207,165)	-
Net Loss before income tax		(898,349)	(2,506,686)
Income tax expense		-	-
Net loss for the period		(898,349)	(2,506,686)
Loss attributable to minority interest		19,457	-
Loss attributable to members of the parent entity		**(878,892)**	**(2,506,686)**
Loss per share			
Basic loss per share (cents per share)	5	(0.29) cents	(0.83) cents
Diluted loss per share (cents per share)	5	(0.29) cents	(0.83) cents

The accompanying notes form part of these financial statements.

Consolidated Balance Sheet

AS AT 31 DECEMBER 2008	Note	31 December 2008 $	30 June 2008 $
ASSETS			
Current Assets			
Cash and cash equivalents	6	14,166,795	16,472,982
Receivables		348,488	167,406
Other		210,890	91,609
Total Current Assets		14,726,173	16,731,997
Non-Current Assets			
Available-for-sale financial assets		12,500	137,500
Property, plant and equipment	7	1,855,568	293,259
Intangible assets		2,519,788	-
Total Non-Current Assets		4,387,856	430,759
TOTAL ASSETS		19,114,029	17,162,756
LIABILITIES			
Current Liabilities			
Trade and other payables		781,900	91,933
Provisions		362,046	589,894
Total Current Liabilities		1,143,946	681,827
Non-Current Liabilities			
Provisions		-	19,863
Deferred tax liability		755,936	-
Total Non-Current Liabilities		755,936	19,863
TOTAL LIABILITIES		1,899,882	701,690
NET ASSETS		17,214,147	16,461,066
EQUITY			
Contributed Equity	8	89,081,446	89,081,446
Reserves	9	1,507,325	1,567,164
Retained Earnings/(Accumulated losses)		(75,066,436)	(74,187,544)
Parent interests		15,522,335	16,461,066
Minority interests		1,691,812	-
TOTAL EQUITY		17,214,147	16,461,066

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

	Contributed Equity	Retained Earnings/ (Accumulated Losses)	Gains/ (Losses) on Available-For-Sale Financial Assets	Other Reserves	Minority Interest	Total
	$	$	$	$	$	$
As at 30 June 2007	89,081,446	(69,746,377)	(12,500)	1,465,463	-	**20,788,032**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(262,500)	-	-	**(262,500)**
- Cost of share-based payments	-	-	-	(1,146)	-	**(1,146)**
- Loss for the period	-	(2,506,686)	-	-	-	**(2,506,686)**
As at 31 December 2007	89,081,446	(72,253,063)	(275,000)	1,464,317	-	**18,017,700**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(87,500)	-	-	**(87,500)**
- Cost of share-based payments	-	-	-	102,847	-	**102,847**
- Impairment of available-for-sale financial asset (previously recognised in equity as an unrealised gain or loss) transferred from equity to income statement	-	-	362,500	-	-	**362,500**
- Loss for the period	-	(1,934,481)	-	-	-	**(1,934,481)**
As at 30 June 2008	89,081,446	(74,187,544)	-	1,567,164	-	**16,461,066**
- Minority interest in PolyNovo Biomaterials Ltd at acquisition	-	-	-	-	1,711,269	**1,711,269**
- Cost of share-based payments	-	-	-	(59,839)	-	**(59,839)**
- Loss for the period	-	(878,892)	-	-	(19,457)	**(898,349)**
As at 31 December 2008	89,081,446	(75,066,436)	-	1,507,325	1,691,812	**17,214,147**

The accompanying notes form part of these financial statements.

Consolidated Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008	Note	31 December 2008 $	31 December 2007 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(1,661,641)	(3,746,662)
Receipt of government grants		23,469	28,690
Sundry income		14,786	-
Net cash outflows used in operating activities		(1,623,386)	(3,717,972)
Cash Flows from Investing Activities			
Interest received		640,793	582,636
Proceeds from sale of plant and equipment		70,788	-
Payments for plant and equipment		(228,129)	(4,506)
Acquisition of subsidiary, net of cash acquired	10	(1,166,253)	-
Net cash inflows/(outflows) used in investing activities		(682,801)	578,130
Cash Flows from Financing Activities			
Net cashflows from financing activities		-	-
Net increase/(decrease) in cash and cash equivalents		(2,306,187)	(3,139,842)
Cash and cash equivalents at beginning of period		16,472,982	20,579,943
Cash and cash equivalents at the end of period	6	14,166,795	17,440,101

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2008

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited and its controlled entity for the half-year ended 31 December 2008 was authorised for issue in accordance with a resolution of the Directors on 25 February 2009.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full annual financial report.

This half-year financial report should be read in conjunction with the annual financial report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2008, which was prepared in accordance with the requirements of the Corporations Act 2001, the ASX Listing Rules, applicable Australian Accounting Standards (including International Financial Reporting Standards) and other mandatory professional reporting requirements.

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2008 in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

(a) Basis of accounting

This half-year financial report for the period ended 31 December 2008 is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The half-year financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The accounting policies adopted in this half-year financial report are consistent with those used in the annual financial report for the year ended 30 June 2008, except as follows:

(i) Business Combination

The purchase method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the combination. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Except for non-current assets or disposal groups classified as held for sale (which are measured at fair value less costs to sell), all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

The options granted as part of the transaction to acquire 60% of PolyNovo have been recognised at fair value based on a binomial valuation model and recognised as a financial asset in the parent entity. Subsequent to initial recognition, due to the absence of a reliable fair value, the options will be carried at cost and tested for impairment. On consolidation, the call options are reflected as a decrease to minority interest as the exercise price of the option is a fixed amount. The minority interest is treated as "equity" and the call option is accounted for in a similar way to that for a call option over an entity's own equity shares.

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT (CONTINUED)

(b) Significant accounting policies (continued)

(ii) Intangible Assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired (see note (iii) for methodology). The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(iii) Impairment of Intangible Assets

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Metabolic Pharmaceuticals Limited conducts an annual internal review of asset values, which is used as a source of information to assess for any indicators of impairment. External factors, such as changes in expected future processes, technology and economic conditions, are also monitored to assess for indicators of impairment. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated.

(iv) Change in Presentation of Income Statement

Following the investment in PolyNovo Biomaterials Limited and the change in direction of the business activities of the Company, the classification of expenses in the Income Statement has been changed to provide the reader of this financial report with more relevant and reliable information in order to understand the performance of the consolidated entity.

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

4 EXPENSES

	31 December 2008 $	31 December 2007 $
Employee benefits expense		
Wages and salaries	(617,654)	(1,458,078)
Superannuation	(40,103)	(62,988)
Share-based payments expense	59,839	1,146
Directors fees	(135,000)	(70,750)
Long service leave provision	52,936	74,396
Annual leave provision	68,479	68,710
	(611,503)	**(1,447,564)**

5 LOSS PER SHARE

	31 December 2008	31 December 2007
Basic loss per share (cents)	(0.29) cents	(0.83) cents
Diluted loss per share (cents)	(0.29) cents	(0.83) cents
(a) Net loss used in the calculation of basic and diluted loss per share	($878,892)	($2,506,686)
(b) Weighted average number of ordinary shares on issue used in the calculation of basic loss per share	301,424,783	300,792,583

As the Company has incurred a loss for the half-years ending 31 December 2008 and 31 December 2007, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted loss per share calculation.

6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	31 December 2008 $	30 June 2008 $
Cash at bank and in hand	2,236,795	272,982
Short term deposits	11,930,000	16,200,000
	14,166,795	16,472,982

The Company has no borrowings.

7 PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals

During the half-year ended 31 December 2008, the consolidated entity acquired assets with a cost of $16,846 (2007: $5,459). Assets with a carrying value of $215,782 were disposed of or impaired by the consolidated entity during the half-year ended 31 December 2008 (2007: $953).

Impairment

A review of the carrying value of the remaining plant and equipment determined no impairment at the review date.

8 CONTRIBUTED EQUITY

	31 December 2008		30 June 2008	
	No. of Shares	$	No. of Shares	$
Fully paid ordinary shares	301,466,445	89,081,446	301,404,121	89,081,446

During the period under review 62,324 fully paid ordinary shares were issued as a result of the exercise of 62,324 employee performance rights for nil consideration.

9 RESERVES

	31 December 2008		30 June 2008	
	No. of Options/ Rights	$	No. of Options/ Rights	$
Options/Rights over fully paid ordinary shares	328,297	1,507,325	2,234,654	1,567,164

During the period under review:

- 1,600,000 employee options were forfeited (ASX Code: MBPAQ).
- 179,900 employee options expired unexercised (ASX Code MBPAQ).
- 62,324 employee performance rights were exercised (ASX Code: MBPAA and MBPAB)
- 64,133 employee performance rights were forfeited (ASX Code: MBPAA and MBPAB)

10 BUSINESS COMBINATION

Acquisition of PolyNovo Biomaterials Limited

On 17 December 2008, Metabolic Pharmaceuticals Limited acquired 60% of Series A shares of PolyNovo Biomaterials Limited, an unlisted public company based in Australia specialising in the development and commercialisation of novel biodegradable polymers.

The total cost of the combination was $3,754,402 and comprised a cash consideration of $3,500,000, with $475,000 attributable to the value of the five options to acquire further Series A shares in PolyNovo, and transaction costs of $254,402.

In addition, Metabolic has also been granted five options which will enable Metabolic to invest up to $5 million to acquire further PolyNovo Series A shares at the same price per share as the initial investment. Each option entitles Metabolic to subscribe for 5,928,571 Series A shares on payment of an exercise price of $1 million at any time on or before the expiry date of 30 June 2013.

As part of the transaction, the Chief Executive Officer of PolyNovo, Dr Ian Griffiths, entered into a new employment agreement with PolyNovo. This agreement included a commitment to issue 4,200,000 options in Metabolic with an exercise price of $0.06 and an expiry date of 17 December 2013, with vesting conditions subject to performance hurdles based upon the 2010, 2011 and 2012 financial years to be set by the Company.

10 BUSINESS COMBINATION (continued)

The fair value of the identifiable assets and liabilities of PolyNovo Biomaterials Limited as at the date of acquisition are:

	Provisional Accounting	
	Carrying Value	Recognised on Acquisition
	$000	$000
Cash and cash equivalents	2,588,149	2,588,149
Trade and other receivables	184,681	184,681
Other current assets	255,927	255,927
Property, plant and equipment	1,790,622	1,790,622
Intangible Assets	5,100,000	2,519,788
Trade and other payables	(979,465)	(979,465)
Provisions – employee entitlements	(138,096)	(138,096)
Deferred tax liability	(1,530,000)	(755,936)
Total of identifiable net assets	7,271,818	5,465,670
Acquisition of 60%		3,279,402
Cost of the combination:		
- Total cash payment		3,500,000
- Value attributable to Options to subscribe for further Series A shares in PolyNovo		(475,000)
- Costs associated with the acquisition		254,402
Total cost of the combination		3,279,402
The cash outflow on acquisition to date is as follows:		
- Net cash acquired with the subsidiary		2,588,149
- Total cash payment		(3,500,000)
- Costs associated with the acquisition		(254,402)
Net cash outflow		(1,166,253)

From the date of acquisition, PolyNovo Biomaterials Limited has contributed $(48,643) to the net loss of the consolidated entity, of which $29,186 is attributable to the members of Metabolic.

If the combination had taken place at the beginning of the half-year, the loss for the consolidated entity would have been $(2,193,749) and revenue and income would have been $715,985.

11 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Directors were not aware of any contingent liabilities or contingent assets at 31 December 2008. There has been no change since that date.

12 CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

13 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION

FOR THE PERIOD ENDED 31 DECEMBER 2008

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the consolidated entity:

   (i) give a true and fair view of the financial position as at 31 December 2008 and the performance for the half-year ended on that date;

   (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Iain Kirkwood
Director

Melbourne
25 February, 2009

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

To the members of Metabolic Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Metabolic Pharmaceuticals Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* . As the auditor of Metabolic Pharmaceuticals Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed.

ERNST & YOUNG

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Metabolic Pharmaceuticals Limited is not in accordance with the *Corporations Act 2001*, including:

i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the six months ended on that date; and

ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst + Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
Melbourne
25 February 2009